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United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CV Therapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

126667104

(CUSIP Number)

May 9, 2003

(Date of Event Which Requires Filing This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed“ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126667104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):			BB Biotech AG N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only __________________________________________________________________

4.	Citizenship or Place of Organization			Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:
		5.	Sole Voting Power	0

		6.	Shared Voting Power	500,000

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)			1.8%

12.	Type of Reporting Person (See Instructions)			HC,CO

CUSIP No. 126667104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)			Biotech Target N.V. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only __________________________________________________________________

4.	Citizenship or Place of Organization			Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person with:
		5.	Sole Voting Power	0

		6.	Shared Voting Power	500,000

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)			1.8%

12.	Type of Reporting Person (See Instructions)			CO

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	500,000

(b)	Percent of class:	1.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	500,000

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	500,000

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ].

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB BIOTECH AG

/s/ Adrian Bruengger
By:	Adrian Bruengger
Its:	Authorized Signatory
Date:	June 10, 2003

BIOTECH TARGET N.V.

/s/ Adrian Bruengger
By:	Adrian Bruengger
Its:	Authorized Signatory
Date:	June 10, 2003

EXHIBIT INDEX

Exhibit 1:	Agreement by and between BB Biotech and Bio Target with respect to the filing of this disclosure statement.*

* Previously filed.